Exhibit 99.3

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Second Quarter 2003

Required quarterly financial information consists of (i) the consolidated financial information filed with the CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quarterly financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors and officers.